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               [LETTERHEAD OF JOHNSON, HOLSCHER & COMPANY]



February 11, 1997

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the principal accountants for Aquasearch, Inc. and, under the date of December 2, 1995, except as to Note 5, which is as of January 26, 1996, we reported on the balance sheets of Aquasearch, Inc. as of October 31, 1995 and 1994, and related statements of loss and accumulated deficit, stockholders' equity and cash flows for each of the years in the three-year period ended October 31, 1995. On February 9, 1997, our appointment as principal accountants was terminated. We have read the Aquasearch, Inc. statements included under Item 4 of its Form 8-K dated February 11, 1997, and we agree with such statements.

Very truly yours,


/s/ Johnson, Holscher & Company
Johnson, Holscher & Company